UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission file number: 001-41796

CL Workshop Group Limited

Avenida da Amizade no. 1287

Chong Fok Centro Comercial, 13 E

Macau S.A.R.

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Amendment to Memorandum and Articles of Association; Increase in Authorized Share Capital

On October 30, 2026, the board of directors (the “Board”) of CL Workshop Group Limited (the “Company”) approved a proposed amendment to Clause 5.1 of the Company’s second amended and restated memorandum and articles of association (the “Existing M&A”) to increase the maximum number of authorized ordinary shares from 8,000,000,000 ordinary shares, each with a par value of US$0.001, comprising (a) 7,520,000,000 Class A ordinary shares, par value US$0.001 per share, and (b) 480,000,000 Class B ordinary shares, par value US$0.001 per share, to 640,000,000,000 ordinary shares, each with a par value of US$0.001, comprising (a) 601,600,000,000 Class A ordinary shares, par value US$0.001 per share, and (b) 38,400,000,000 Class B ordinary shares, par value US$0.001 per share.

The Board also authorized and instructed the Company’s registered agent to make, or procure the making of, the filings necessary or desirable to give effect to the amendment and the increase in authorized share capital. The amended and restated memorandum and articles of association reflecting the amendment is referred to herein as the “Third Amended M&A.”

On October 30, 2026, the amendment was approved by written resolutions of shareholders holding the requisite majority of the votes of the shares, without convening a general meeting of shareholders, in accordance with the Existing M&A and applicable laws of the British Virgin Islands.

The Third Amended M&A reflects the amendment to Clause 5.1 and will replace the Existing M&A upon its filing with the Registry of Corporate Affairs in the British Virgin Islands in accordance with the BVI Business Companies Act, revised.

As set forth in Clause 5.1 of the Third M&A:

“The Company is authorized to issue a maximum of 640,000,000,000 ordinary shares each with a par value of US$0.001, divided into: (a) 601,600,000,000 Class A ordinary shares with par value of US$0.001 (Class A Ordinary Shares); and (b) 38,400,000,000 Class B ordinary shares with par value of US$0.001 (Class B Ordinary Shares).”

The foregoing description of the amendment to Clause 5.1 and the Third Amended M&A is qualified in its entirety by reference to (i) the approval letter issued by the Registry of Corporate Affairs in the British Virgin Islands in connection with the amendment to Clause 5.1, furnished as Exhibit 3.1 to this Form 6-K and incorporated herein by reference, and (ii) the Third M&A, furnished as Exhibit 3.2 to this Form 6-K and incorporated herein by reference.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-297543) and S-8 (Registration No. 333-299186).

Exhibit Index

Exhibit No.	Description
3.1	Third Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CL Workshop Group Limited

Date: November 10, 2026	By:	/s/ Liying Wang
	Name:	Liying Wang
	Title:	Director and Chief Executive Officer